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                             SEC FILE NUMBER 0-21782



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of January 2004
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                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   A   Form 40-F
                -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes         No   A
          -----      -----

      (If "Yes is marked indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2(b): 82-      .)
                                                       ------

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 21 January 2004                   FLETCHER CHALLENGE FORESTS LIMITED
                                      ----------------------------------

                                      /s/ P M GILLARD

                                      P M GILLARD
                                      SECRETARY
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(FLETCHER CHALLENGE FORESTS LOGO)

                              (NEWS RELEASE LOGO)

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

               FLETCHER CHALLENGE FORESTS MANAGEMENT RESTRUCTURED

Auckland, 21 January 2004 - Fletcher Challenge Forests has restructured its senior executive management team, the Company's Chief Executive Officer, John Dell, announced today. "We are trimming the size of the executive management team to reflect the strategic decision to refocus our activities around wood processing, marketing and distribution rather than forestry," he explained.

The company's executive team, reporting to John Dell, will consist of Mark Eglinton as Director of Sales and Marketing, Paul Gillard as Director of Corporate and Legal Services, and Brett Cruickshank as Chief Financial Officer. Ian Boyd will continue as Acting Director of Operations until his retirement on 30 June 2004, and the Company is seeking a replacement for Mr Boyd.

Mark Eglinton was previously general manager of the Fletcher Challenge Forests North American Consumer Solutions division. He is a former managing director of Fletcher Aluminium, and worked in a number of management positions in Fletcher Challenge Building. He holds Bachelor of Commerce and Bachelor of Law degrees from the University of Otago.

Paul Gillard was previously Fletcher Challenge Forests' company secretary, general counsel and communications manager, and these responsibilities have been included in his new role. Prior to joining the Company in 2001, he was Corporate Counsel for EDS (New Zealand) Limited, and Legal Manager for Telecom, after leaving private legal practise. He holds a Bachelor of Law degree from Victoria University of Wellington.

Brett Cruickshank has held the posts of Financial Controller and Treasurer since joining Fletcher Challenge Forests in 1997. Prior to that, he worked for Deloittes in New Zealand, San Francisco and London. Brett holds a Bachelor of Commerce from the University of Canterbury.

                                                                            ENDS

TO:        BUSINESS EDITOR                   From:                Paul Gillard
                                             Company Secretary & General Counsel
Fax/Email: AUTO                              FLETCHER CHALLENGE FORESTS LTD

                                             Telephone:           64-9-571 9846
                                             Fax:                 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.